U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

UMH Properties, Inc.

2. Name of person relying on exemption:

Erez REIT Opportunities LP and Erez Asset Management, LLC

3. Address of person relying on exemption:

270 North Avenue, Suite 404, New Rochelle, NY, 10804

4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

See attached

Erez Asset Management Issues Open Letter to UMH Properties Shareholders Announcing Intention to “WITHHOLD” Support for Director Matthew Hirsch at the 2026 Annual Meeting

Demands Accountability for Persistent Underperformance, Significant Valuation Discount and Unacceptable Governance

Highlights that ISS Recommends Shareholders “WITHHOLD” Support for Mr. Hirsch

Encourages Fellow UMH Shareholders to “WITHHOLD” from Mr. Hirsch to Send a Message to Board

NEW ROCHELLE, N.Y., May 21, 2026 / PRNewswire/ -- Erez Asset Management, LLC (“Erez”), which owns approximately 4% of the outstanding shares of UMH Properties, Inc. (NYSE: UMH) (“UMH” or the “Company”), today issued a letter to fellow shareholders announcing its intention to WITHHOLD support from Presiding Independent Director Matthew I. Hirsch at UMH’s 2026 Annual Meeting of Shareholders (the “2026 Annual Meeting”), which is scheduled to be held on May 27, 2026.

In the letter, Erez notes that Institutional Shareholder Services (“ISS”) has recommended that shareholders WITHHOLD votes from Mr. Hirsch in 2026, as it did each of the last three times he stood for election.

“UMH owns valuable assets in one of the most attractive real estate sectors, but shareholders have endured persistent underperformance because an entrenched and conflicted Board of Directors has refused to hold management accountable,” said Bruce Schanzer, Chairman and Chief Investment Officer of Erez. “By withholding support from Matthew Hirsch, shareholders can send a clear message to the UMH Board that the status quo is no longer acceptable.”

The full text of the letter is below:

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Dear Fellow Shareholders:

I am writing on behalf of Erez Asset Management, an investment management firm that invests in small-cap REITs with untapped value. In our view, UMH is such a REIT: it owns a valuable portfolio of manufactured housing communities, an asset class we believe should command a premium valuation given its scarce land base, durable resident demand, recurring pad-rent revenue and meaningful long-term growth potential. Our enthusiasm for UMH’s opportunity is reflected in the fact that we currently own approximately 4% of the Company’s outstanding shares, making us one of its largest shareholders.

Yet, despite the quality of its assets, UMH trades at a significant discount to its net asset value as well as its two closest peers - Equity LifeStyle Properties and Sun Communities - and has underperformed its self-selected proxy peers and the broader REIT indices on a total shareholder return basis over most relevant periods.1

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1 Source: Bloomberg, FactSet. Data as of May 19, 2026. “Proxy Peers” include American Assets Trust, AH Realty Trust, Broadstone Net Lease, Community Healthcare Trust, Centerspace, CareTrust REIT, Essential Properties Realty Trust, Independence Realty Trust, LTC Properties, National Health Investors, Terreno Realty Corporation and Elme Communities. “REIT Indices” include the FTSE Nareit Index and the MSCI US REIT Index.

We believe this underperformance and persistent valuation discount stems directly from a lack of shareholder trust in a Board of Directors that has exercised inadequate oversight of management, tolerated a governance structure that limits accountability and made questionable capital allocation choices that have obscured the intrinsic value of the Company’s underlying land-lease business. And in our view, as UMH’s Presiding Independent Director, Matthew I. Hirsch bears responsibility for these failures.

Accordingly, we intend to withhold support from Mr. Hirsch at UMH’s upcoming 2026 Annual Meeting of Shareholders, scheduled to be held on May 27, 2026, to send a clear message that the status quo is no longer acceptable and that genuine change – starting with a refreshed Board -- is needed at UMH.

Other shareholders and independent proxy advisors seemingly share our concerns. ISS has recommended that shareholders withhold support from Mr. Hirsch at the 2026 Annual Meeting, as it has each time Mr. Hirsch has stood for election for nearly a decade. Significantly, the last time he was up for election, nearly 40% of the votes cast withheld support from Mr. Hirsch, placing him in the bottom 1% of all directors elected at Russell 3000 companies in 2023.2

Yet, despite this clear evidence of shareholder dissatisfaction, the Board has failed to implement any meaningful changes to its composition. Mr. Hirsch remains on the Board (and in a position of leadership); the Board continues to be dominated by insiders; and Board refreshment has been limited, with UMH’s average tenure of approximately 18 years one of the highest of any REIT.3 Concerningly, given UMH’s plurality voting standard that guarantees the election of the Board’s nominees and its staggered structure that ensures that directors face election only once every three years, shareholders have limited ability to hold the directors accountable for UMH’s underperformance.

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2 Source: Diligent. Based on all director election proposals at Russell 3000 companies during the 2023 proxy season from July 1, 2022 to June 30, 2023.

3 Source: Bloomberg. Based on all US-domiciled real estate investment trusts. Data as of May 19, 2026.

In our view, UMH’s governance deficiencies are the root cause of the Company’s underperformance. UMH owns an extremely attractive portfolio of manufactured housing communities with significant value, but we believe that opportunity is unlikely to be realized until the Board embraces accountability and fidelity to shareholder interests.

At this Annual Meeting, shareholders have an opportunity to make an unequivocal statement that UMH cannot continue along the same path, with the same flawed governance structure and inadequate oversight, which has led to the Company’s underperformance. In our view, meaningful change is necessary, and it must start with independent Board leadership that is responsive to shareholders and dedicated to serving their interests. To that end, we intend to withhold our support from Matthew I. Hirsch at the upcoming Annual Meeting.

Sincerely,

Bruce Schanzer

Chairman and Chief Investment Officer

Erez Asset Management, LLC

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted by Erez.

About Erez Asset Management

Erez Asset Management, LLC is an investment management firm focused on undervalued small market cap REITs. Erez was founded in 2022 by Bruce Schanzer, former CEO of Cedar Realty Trust, a shopping center REIT, after the successful monetization of Cedar. Erez seeks to acquire meaningful stakes in REITs in which it believes it can work collaboratively with the management team and the board to help catalyze improved performance and share price appreciation by pursuing operational initiatives and strategic alternatives intended to benefit all stakeholders.

Disclaimer

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. The information herein contains “forward-looking statements”. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “potential,” “targets,” “forecasts,” “seeks,” “could,” “should” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct or that any of the objectives, plans or goals stated herein will ultimately be undertaken or achieved. If one or more of such risks or uncertainties materialize, or if the underlying assumptions of Erez prove to be incorrect, the actual results may vary from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Erez that the future plans, estimates or expectations contemplated will ever be achieved.

Media and Investor Contact

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